

November 10, 2017

David P. Southwell
President and Chief Executive Officer
Inotek Pharmaceuticals Corporation
91 Hartwell Avenue
Lexington, Massachusetts 02421

      Re: Inotek Pharmaceuticals Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed October 12, 2017
           File No. 001-36829

Dear Mr. Southwell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed October 12, 2017

Cover page

1. We note your disclosure on page 74 that the exchange ratio is subject to adjustment based on the amount of net cash of Inotek as of the determination date. Please revise the cover page to state the manner in which the exchange ratio may be adjusted. Please also disclose the number of shares that would be issued in the merger as of the most recent practicable date.

2. Please disclose on the cover page that there is no adjustment to the number of shares of your common stock to be issued in the merger based on the market value of your common stock, and that the market value of your common stock may vary significantly from the market value as of the date of the proxy statement.

3.   Please revise the cover page to state the range of reverse stock split ratios that shareholders are being asked to approve.

The Merger
Opinion of Inotek's Financial Advisor, page 55

4.   Please supplementally provide us with copies of all materials prepared by Perella Weinberg and shared with your board of directors and their representatives, including copies of all board books and all transcripts and summaries, that were material to the board's decision to approve the merger and the transactions contemplated thereby.

5.   Please expand your disclosure to state the relevant selection criteria for the companies used in each of the selected IPO analysis, selected public company market valuation analysis and selected merger and acquisition transaction analysis, and whether any companies or transactions that met the selection criteria were excluded from the analysis and why.

Rocket's Business
Gene Therapy Overview, page 96

6.   We note your disclosure in the last sentence of the third paragraph in this section indicating that Rocket believes its LVV and AVV-based programs have the potential to offer therapeutic development with a "favorable safety profile." Please remove this and any other statement suggesting that any of Rocket's product candidates are safe, as such determination is within the authority of the relevant regulatory agencies.

Pipeline Overview, page 99

7.   Please revise Rocket's pipeline development chart to clearly identify the stage of development that has been completed. For example, the arrows corresponding to LAD-1 and PKD suggest that Rocket has completed preclinical development, and the arrow corresponding to FANC-A suggests that Rocket has completed the discovery phase for this indication. Please also provide the relevant indication for Rocket's AAV program or remove this program from the chart.

Fanconi Anemia Complementation Group A (FANCA), page 101

8.   Please clarify the meaning of any significant scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by "allogeneic," "HSCs," "aplasia," "leukemogenesis," "non-myeloablative cytotoxic and non-cytotoxic conditioning agents," "neutrophils," and "dimerization."

9.   We note your disclosure in the second numbered paragraph on page 102. Please revise your disclosure to clearly explain and give context to the proliferative advantage you state has been shown. In this regard, it is not clear if your statements are based on the single patient mentioned at the end of this section. Please also place your statements in the third numbered paragraph in the appropriate context by discussing the cohort you refer to as "recently treated patients."

Rocket Development Programs
Leukocyte Adhesion Deficiency-1 (LAD-1)
Pre-Clinical Proof of Concept, page 105

10.   Please revise the graphic on page 105 to ensure it is legible and contains the appropriate explanatory information for an investor to understand the graphic. Make similar revisions to the graphics throughout this section as appropriate. Also expand the disclosure following the graphic on p. 105 to explain the significance of the presentation. For instance, the significance of the "restoration of 2-Integrin dimerization" is unclear.

Material Contracts, page 112

11.   For each of Rocket's license agreements and Rocket's contract research and collaboration agreements, disclose the amount of up-front payment, milestone payments, individually or in the aggregate, royalty rate, or royalty range not to exceed ten percent, as well as term and termination provisions.

3. Shares of Inotek Common Stock Issued to Rocket Shareholders upon Closing of the Merger, page 140

12.   Please tell us whether a simple majority of the preferred shareholders elected to convert their preferred shares or provide us an analysis showing how the merger terms will satisfy the conditions of automatic conversion.

Audited Financial Statements of Rocket Pharmaceuticals, Ltd. for the Year Ended December 31, 2016
Notes to Financial Statements
12. Agreements Related to Intellectual Property , page F-17

13.   Please disclose the amounts of acquired intellectual assets expensed to date and during the periods presented under each of your license and research collaboration agreements.

14.   Please tell us whether you incurred any upfront fees in connection with your agreements. If so, tell us what the fees represent and how you account for them. With regards to the agreements under which you acquired exclusive rights and sublicensing rights, tell us how you accounted for these rights.

David P. Southwell
Inotek Pharmaceuticals Corporation
November 10, 2017
Page 4

Notes to Financial Statements
Unaudited Financial Statements of Rocket Pharmaceuticals, Ltd. for the Six Months Ended June 30, 2017
11. Manufacturing Agreements, page F-37

15.   Please disclose the timing by which your obligation of $3,600,000 will be paid and explain why this commitment is greater than $721,000 that is disclosed on your contractual obligations table on page 129.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Keira Nakada at 202-551-3659 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Andrew H. Goodman, Esq.